ANGLOGOLDASHANTI

NYSE | JSE | GSE

Q4 & FULL YEAR 2025 EARNINGS RESULTS

20 FEBRUARY 2026

MINING TO EMPOWER PEOPLE AND ADVANCE SOCIETIES



Nevada, United States

INVESTOR NOTE | DISCLAIMER

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, mine life, total cash costs, all-in sustaining costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects, preliminary financial and production metrics for in-process projects, the ability to convert resources into reserves and replace reserves net of depletion from production and outlook of AngloGold Ashanti plc's (the "Company", "AngloGold Ashanti" or "AGA") operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects, the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti's financial reports, operations, economic performance and financial condition.

These forward-looking statements or forecasts are not based on historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as "believe", "expect", "aim", "anticipate", "intend", "foresee", "forecast", "predict", "project", "estimate", "likely", "may", "might", "could", "should", "would", "seek", "plan", "scheduled", "possible", "continue", "potential", "outlook", "target" or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics, the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in the Company's internal control over financial reporting, and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2024 filed with the United States Securities and Exchange Commission ("SEC"). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti's future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The information included in this presentation has not been reviewed or reported on by AngloGold Ashanti's external auditors.

Non-GAAP financial measures

This communication may contain certain "Non-GAAP" financial measures, including, for example, "total cash costs", "total cash costs per ounce", "all-in sustaining costs", "all-in sustaining costs per ounce", "average gold price received per ounce", "sustaining capital expenditure", "non-sustaining capital expenditure", "Adjusted EBITDA", "Adjusted net debt (cash)" and "free cash flow". AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. Reconciliations from IFRS to Non-GAAP financial measures can be found in the appendices to this presentation or in AngloGold Ashanti's Earnings Release for the three months and year ended 31 December 2025, which is available on its website.

Website: www.anglogoldashanti.com

MINERAL RESOURCE AND MINERAL RESERVE INFORMATION

The Mineral Resource and Mineral Reserve stated herein were prepared in compliance with Subpart 1300 of Regulation S-K (17 CFR § 229.1300) ("Regulation S-K 1300"). Refer to Item 1300 (Definitions) of Regulation S-K for the meaning of the terms used in AngloGold Ashanti's Mineral Resource and Mineral Reserve reporting. The Mineral Resource and Mineral Reserve represent the amount of gold, copper, silver, sulphur and molybdenum estimated at 31 December 2025 and are based on information available at the time of estimation. Such estimates are, or will be, to a large extent, based on the prices of the respective commodities and interpretations of geologic data obtained from drill holes and other exploration techniques, which data may not necessarily be indicative of future results. The Mineral Resource and Mineral Reserve estimates are published at 31 December 2025, taking into account economic assumptions, changes to future production and capital costs, depletion, additions as well as any acquisitions or disposals during 2025. The legal tenure of each material property has been verified to the satisfaction of the accountable Qualified Person and all of the Mineral Reserve has been confirmed to be covered by the required mining permits or there exists a realistic expectation, based on applicable laws and regulations, that issuance of permits or resolution of legal issues necessary for mining and processing at a particular deposit will be accomplished in the ordinary course and in a timeframe consistent with AngloGold Ashanti's (or its joint venture partners') current mine plans. For the Mineral Reserve, the term "economically viable" means that profitable extraction or production has been established or analytically demonstrated in, at a minimum, a pre-feasibility study, to be economically viable under reasonable investment and market assumptions. Mineral Reserve is subdivided and reported, in order of increasing geoscientific knowledge and confidence, into Probable and Proven Mineral Reserve categories. Mineral Reserve is aggregated from the Probable and Proven Mineral Reserve categories. Ounces of gold or silver or pounds of copper or sulphur included in the Probable and Proven Mineral Reserve are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility) and exclude losses during metallurgical treatment. In compliance with Regulation S-K 1300, the Mineral Resource herein is reported as exclusive of the Mineral Reserve before dilution and other factors are applied, unless otherwise stated. Mineral Resource is subdivided and reported, in order of increasing geoscientific knowledge and confidence, into Inferred, Indicated and Measured Mineral Resource categories. Ounces of gold or silver or pounds of copper, sulphur or molybdenum included in the Inferred, Indicated and Measured Mineral Resource are those contained in situ prior to losses during extraction and processing. While it would be reasonable to expect that the majority of Inferred Mineral Resource would upgrade to Indicated Mineral Resource with continued exploration, due to the uncertainty of Inferred Mineral Resource, it should not be assumed that such upgrading will always occur.

If estimations must be revised due to significantly lower commodity prices, increases in operating costs, reductions in metallurgical recovery or other factors, the Mineral Resource or Mineral Reserve may not be mined or processed profitably. In addition, material write-downs of AngloGold Ashanti's investment in its mining properties may be required, including impacts on goodwill, as well as increased amortisation, reclamation and closure charges. If AngloGold Ashanti determines that certain parts of its Mineral Resource or Mineral Reserve have become uneconomic, this may ultimately lead to a reduction in its reported aggregate Mineral Resource or Mineral Reserve, respectively. Consequently, if AngloGold Ashanti's actual Mineral Resource and Mineral Reserve is less than current estimates, its business, prospects, results of operations and financial position may be materially impaired.

Pre-feasibility and feasibility studies for undeveloped ore bodies present estimated capital expenditure and operating costs based on anticipated tonnage and grades of ore to be mined and processed. Other factors underlying the estimations include, among others, the predicted configuration of the ore body, anticipated metal recovery rates, and estimated costs of operating and processing equipment and facilities. Actual operating and capital expenditure cost and economic returns on projects may differ significantly from original estimates. Further, it may take many years from the initial phases of exploration until commencement of production, during which time, the economic feasibility of production may change. The Mineral Resource is subject to further exploration and development, and is subject to additional risks, and no assurance can be given that they will eventually convert to Mineral Reserve.

For additional information, refer to Table 1 (Summary Mineral Resource) and Table 2 (Summary Mineral Reserve) to Paragraph (b) of Item 1303 (Summary disclosure) of Regulation S-K, which can be found on pages 27 to 35 of AngloGold Ashanti's Earnings Release for the three months and year ended 31 December 2025. These summary tables will also be presented in AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2025 to be filed with the SEC. These summary tables include each class of Mineral Resource (Inferred, Indicated and Measured) together with total Measured and Indicated Mineral Resource, and each class of Mineral Reserve (Probable and Proven) together with total Mineral Reserve. The Mineral Resource at the end of the financial year ended 31 December 2025 was estimated using a gold price of $2,000/oz (2024: $1,900/oz), a copper price of $3.50/lb (2024: $3.50/lb), a silver price of $23.00/oz (2024: $23.00/oz) and a molybdenum price of $12.00/lb (2024: $12.00/lb), unless otherwise stated. The Mineral Reserve at the end of the financial year ended 31 December 2025 was estimated using a gold price of $1,700/oz (2024: $1,600/oz), a copper price of $3.10/lb (2024: $2.90/lb) and a silver price of $19.50/oz (2024: $19.50/oz), unless otherwise stated.

The scientific and technical information in respect of AngloGold Ashanti's Mineral Resource and Mineral Reserve for the financial year ended 31 December 2025, contained in this document has been reviewed and approved for release by Mrs. TM Flitton, Chairperson of AngloGold Ashanti's Mineral Resource and Mineral Reserve Leadership Team, Vice President Resource and Reserve, Master of Engineering (Mining), Bachelor of Science (Honours, Geology), SME RM, Pr.Sci.Nat (SACNASP), FGSSA. Mrs. TM Flitton assumes responsibility for the Mineral Resource and Mineral Reserve processes for AngloGold Ashanti. Mrs. TM Flitton has 24 years' experience in mining with 13 years directly leading and managing Mineral Resource and Mineral Reserve reporting. She is employed full-time by AngloGold Ashanti and can be contacted at the following address: 6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111, United States. Mrs. TM Flitton consents to the inclusion of the Mineral Resource and Mineral Reserve information in this document, in the form and context in which it appears in the narrative disclosure.

SAFETY | OUR HIGHEST PRIORITY

RECORD PERFORMANCE ACHIEVED

Total Recordable Injury Frequency Rate*
Injuries per million hours worked



5.0
4.0
3.0
2.0
1.0
-79%
ICMM 2024 member companies avg. 2.29
0.97
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
TRIFR

*TRIFR: *Total Recordable Injury Frequency Rate (excludes non-managed joint ventures)*



We continuously strive to remove harm and injury from our operations.

Q4 2025 | SUSTAINING STRONG MOMENTUM

ENDED 2025 WITH A RECORD PERFORMANCE



Sunrise Dam, Australia

RECORD CASH GENERATION - *RECORD DIVIDEND DECLARATION*

Q4 2025 HIGHLIGHTS | ROBUST PERFORMANCE

Gold Production	Adjusted EBITDA*	Free Cash Flow*
799koz	$2.2bn	$1.0bn

Higher revenue translates into record cash flow and earnings

Refer to appendices below and “Non-GAAP disclosure” in AngloGold Ashanti's Earnings Release for the three months and year ended 31 December 2025 for definitions and reconciliations.

2025 HIGHLIGHTS | A RECORD YEAR

STRONG OPERATIONAL AND FINANCIAL PERFORMANCE

Improved fundamentals supporting performance

3.091Moz

▲ **16% Gold production**
(2024: 2.661Moz)

Sukari	▲ 460koz
Obuasi	▲ 45koz
Siguiri	▲ 16koz
Geita	▲ 9koz
Cerro Vanguardia	▲ 4koz


OPERATIONAL
DELIVERY


$
COST
MANAGEMENT

Continued cost discipline

Group total cash costs*
$1,242/oz**

y-o-y increase ▲ 7%

Managed operations**

y-o-y increase ▲ 5%

Earnings, cash flow increase ahead of gold price

$2.9bn
▲ **204% Free cash flow***
(2024: $1.0bn)

$2.7bn
▲ **186% Headline earnings*****
(2024: $1.0bn)

$6.3bn
▲ **129% Adj. EBITDA***
(2024: $2.7bn)

$2.6bn
▲ **163% Basic earnings**
(2024: $1.0bn)


CASH FLOW
AND EARNINGS


BALANCE SHEET
AND CAPITAL
ALLOCATION

Robust balance sheet underpinned by strong liquidity

c.$4.4bn
▲ **Strong liquidity**

$879m
▲ **Adjusted net cash***
(2024: Adjusted net debt $567m)

$3.57/sh **2025**
▲ **Dividends declared**
c.$875m Q4 2025
c. $1,804m YTD 2025

$1,600m
▲ **Capital expenditure**
(2024: $1,215m)

**Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for the three months and year ended 31 December 2025 for definitions and reconciliations.*
***Total cash costs* $1,252/oz for managed operations and $1,148/oz for non-managed joint ventures in 2025; $1,187/oz for managed operations and $935/oz for non-managed joint ventures in 2024.*
****The financial measures "headline earnings (loss)" and "headline earnings (loss) per share" are not calculated in accordance with IFRS® Accounting Standards, but in accordance with the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA), at the request of the Johannesburg Stock Exchange Limited (JSE). These measures are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the SEC applicable to the use and disclosure of Non-GAAP financial measures.*

CONVERTING | GOLD PRICE TO SHAREHOLDER RETURNS

Cash flow from operations
Operational Excellence

↓

Sustaining capital expenditure
Safe, stable operations

↓

Robust Balance Sheet
< 1.0 x Adj. Net Debt / Adj. EBITDA**

↓

Base dividend
(Minimum payout $0.125 per quarter)

↓

Growth capital expenditure
(Investing in future low cost growth)

↓

Top up dividend
(payout to achieve 50% FCF target)

***50%** of Free Cash Flow* (applies to Base dividend and Top up dividend)

Excess cash optionality

- **Additional Dividends** – *Additional returns to shareholders*
- **Long-term Debt Reduction**
- **Potential Share Buybacks** – *Under supportive market conditions*

Free cash flow and Dividend Declared ($m)


2 908
1 804
Dividend Policy Change
956
439
2024
2025
Free cash flow*
Dividend Declared**

*Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for the three months and year ended 31 December 2025 for definitions and reconciliations

**Dividend data is based on dividends declared in the current fiscal year; dividend formula for H1 2024 is based on 20% of the free cash flow, before growth capital expenditure compared to dividend formula for H2 2024 and YTD 2025, pays a base dividend of $0.50 per share annually, plus a variable dividend to achieve a 50% payout of free cash flow.*

GROUP PERFORMANCE | 2025 AT A GLANCE

OUR PORTFOLIO OF WORLD CLASS ASSETS AND PROJECTS



United States of America
Arthur Gold Project[a]
North Bullfrog Project
Mother Lode
Sterling[b]
Guinea
Siguiri (85%)
DRC
Kibali (45%)[c]
Egypt
Sukari (50%)
Ghana
Obuasi
Iduapriem
Colombia
Quebradona
Tanzania
Geita
Brazil
AGA Mineração (Cuiabá)
Australia
Tropicana (70%)
Sunrise Dam
Argentina
Cerro Vanguardia (92.5%)
Legend
Tier 1 Assets
Tier 1 Projects
Tier 2 Assets
Exploration

Notes:
(a) Arthur Gold Project (previously known as Expanded Silicon Project, includes the Silicon and Merlin deposits)
(b) Sterling includes the Crown Block deposits
(c) Operated by Barrick Mining Corporation (Barrick)

TIER 1

| Lower cost | Scale | Growth potential

Assets

Geita, Obuasi, Kibali, Sukari, Cuiabá, Tropicana

Projects

Nevada, Quebradona

Gold Production	TCC*	AISC*
2,139koz	$1,063/oz	$1,456/oz

TIER 2

Reliable cash generators | FP focus | Opportunities to improve cost competitiveness

Assets

Sunrise Dam
Siguiri
Iduapriem
Cerro Vanguardia

Gold Production	TCC*	AISC*
899koz	$1,567/oz	$2,040/oz

**Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for the three months and year ended 31 December 2025 for definitions and reconciliations.*

SUKARI | TIER ONE ASSET FULLY INTEGRATED INTO OUR PORTFOLIO

SUKARI IS A WORLD-CLASS, LONG-LIFE GOLD DEPOSIT, WITH SIGNIFICANT UPSIDE POTENTIAL


Sukari, Egypt

Record gold production in 2025

Post-acquisition integration complete

Full Asset Potential — Efficiency and growth opportunities identified

2025 PERFORMANCE

Gold Production 500,0000z	**Total Cash Costs*** $783/oz	**AISC*** $1,094/oz
Adj. EBITDA* $1.3bn	**Capital Expenditure** $262m	**Free Cash Flow*** $475m
Mineral Reserve** 2.36Moz	**M&I Mineral Resource**** 1.86Moz	**Inferred Mineral Resource**** 0.58Moz

Figures at 31 December 2025. The Mineral Resource in this presentation is reported as exclusive of the Mineral Reserve before dilution and other factors are applied, unless otherwise stated (31 December 2025). For further details on the Mineral Resource and Reserve, refer to AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2025.
**Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for the three months and year ended 31 December 2025 for definitions and reconciliations.*
*** On a 50% basis*

EXPLORATION GROWTH

INVESTMENT IN EXPLORATION UNDERPINS LONG-TERM VALUE CREATION

FIRST-TIME MINERAL RESERVE DECLARATION AT ARTHUR GOLD PROJECT IN 2025


Ph.(08) 9021 3033

Sunrise Dam, Australia

EXPLORATION | LONG-TERM, SECTOR-LEADING PERFORMANCE

EXPLORATION SUCCESS CONTINUES TO GROW MINERAL RESERVE

▲ **6%** Mineral Reserve CAGR* ▲ **23.1 Moz** Cumulative Mineral Reserve additions**

Mineral Reserve additions y-o-y** (Moz)



2,7
3,5
2,1
4,8
10,0
Arthur Gold Project 4.9Moz
Geita 1.3Moz
Kibali 0.6Moz
Obuasi 0.6Moz
Iduapriem 0.5Moz
AGA Mineração 0.4Moz
2021
2022
2023
2024
2025
Mineral Reserve additions**

**Compound annual growth rate (CAGR) restated to exclude non-continuing operations. 2021 - 2025*
***Pre-depletion, includes acquisitions, restated to exclude non-continuing operations*
Refer to "2025 Mineral Resource and Mineral Reserve Information" in the Company's Earnings Release for the three months and year ended 31 December 2025. Rounding of numbers may result in computational discrepancies in the Mineral Resource and Mineral Reserve tabulations. Refer to the Mineral Resource and Mineral Reserve information in this presentation.

NEVADA

ARTHUR GOLD PROJECT
ONE OF THE LARGEST GREENFIELDS DISCOVERIES OF THE CENTURY IN THE UNITED STATES



Arthur Gold Project, Nevada

NEVADA | PAVING THE WAY FOR ARTHUR GOLD'S GROWTH

ARTHUR GOLD PROJECT COMPRISED OF THE MERLIN AND SILICON DEPOSITS



Reno
Beatty
Las Vegas

Merlin Mineral Reserve Pit



N
500m



N
Beatty Wash Target
Silicon
Rhyolite Flow Mineralization and Silicon Parallel Faults
Silicon-Merlin Connection
Merlin
Bare Mountain Hanging Wall Target
Plunge +90
Azimuth 000
Looking down
0
1250
2500
3750
5000

ARTHUR GOLD PROJECT HIGHLIGHTS

- Large scale, continuous gold system with broadly disseminated mineralisation and high-grade vein systems with mineralised thicknesses of ~150 meters.
- Extensive mineralised footprint (~2.7 km × 1.3 km).
- Largely oxide ore amenable to bulk mining methods and conventional processing

ARTHUR GOLD PROJECT POTENTIAL

- Priority targets include: the connection between the Merlin & Silicon deposits, expansion of Merlin to the west, and extension of Silicon down dip and to the north.
- Merlin deposit remains open in several directions.
- Drilling is underway to support Mineral Resource expansion.

NEVADA | ARTHUR GOLD PROJECT PROCESSING & MINING OVERVIEW

Overlook of Merlin at the Arthur Gold Project



Planned Arthur Gold Project Infrastructure



ARTHUR GOLD PROJECT PLANNED MINING

- Conventional open pit, drill, blast, load, haul mine
- Electric rope shovels with 60 m³ buckets
- Ultra-class haul trucks
- Pit phasing to prioritise higher-value and near-surface material early in the mine life
- Simple pit geometry allows for wide mining benches and simple layouts for efficient mining methods
- Disseminated mineralisation and wide ore zones

ARTHUR GOLD PROJECT PLANNED PROCESSING

- Conventional CIL oxide gold plant, utilising three-staged crushing with HPGR
- CIL mill throughput of 7 Mtpa
- Heap leach circuit with crushing capacity of 5.5 Mtpa
- Filtered dry stacked tailings for improved water conservation

NEVADA | ARTHUR GOLD PROJECT FIRST-TIME MINERAL RESERVE

ARTHUR GOLD PROJECT 2026 - MINERAL RESERVE RESULTS SUMMARY	
Mineral Reserve - Merlin deposit	Probable: 88Mt @ 1.75g/t for 4.9Moz
Mineral Reserve Gold Price ($/oz)	1,950
Gold Produced (Moz)	c. 4.5
Ore tonnes (Mtpa)	c. 12.75
Life of Mine (Yrs) – initial	c. 9
Avg Annual Production (Au koz)	c. 500
Project Capital Expenditure ($bn) - real	c. 3.6
LOM Total Cash Costs ($/oz) - real	c. 778
LOM AISC ($/oz) - real	c. 954

MERLIN MINERAL RESERVE PIT - ***Mineralised blocks displayed***


N
W
E
S

ARTHUR GOLD PROJECT EVOLUTION

- Pre-feasibility study complete with a Technical Report Summary due 26 March 2026; Progressing project towards feasibility study
- Drilling underway to support Mineral Resource expansion and expected development of additional Mineral Reserve by year-end 2026
- Merlin Mineral Reserve predominantly oxide material (greater than 95%) amenable to conventional processing, requiring significantly less complexity/technical risk than refractory processing
- Feasibility level environmental, hydrological, and community baseline studies underway

Refer to Technical Report Summary on Pre-feasibility Study for Arthur Gold Project ("PFS") to be filed as an exhibit to the annual report on Form 20-F for the financial year ended 31 December 2025, to be filed with the SEC. Estimates are as of December 31, 2025, unless otherwise noted, and economic estimates presented are calculated based on the Mineral Reserve declared in the PFS only, exclusive of Mineral Resource. Refer to the Mineral Resource and Mineral Reserve information in this presentation. Project capital, cash costs and AISC estimates are calculated at a pre-feasibility study accuracy level of approximately ±25% and a contingency range not exceeding 15%. Reconciliations of Non-GAAP forward-looking information not provided to most directly comparable IFRS measure in reliance on exception provided by Rule 100(a)(2) of Regulation G. See "Corporate Update" in the Company's Earnings Release for the three months and year ended 31 December 2025.

ARTHUR GOLD PROJECT POTENTIAL


Arthur Gold Project Area - Plan View
N
W
E
S
Kilometers
Merlin Mineral Reserve
Merlin Mineral Resource targeted for conversion
Merlin Potential Exploration Upside
Merlin Mineral Resource
Silicon Mineral Resource


Arthur Gold Project Potential
Mineral Reserve & Resource
Moz Au
4.9
0.4
1.0
1.4
+81%
4.5
0.6
5.1
+218%
0.8
3.4
4.2
2.0 – 4.0
Exploration potential
Merlin Reserve converted in 2025
Merlin Resource targeted for conversion in 2026
Merlin Resource
Silicon Resource
Merlin Exploration Potential Upside
Merlin Mineral Reserve - Probable
Merlin Mineral Resource targeted for conversion - Inferred
Merlin Mineral Resource targeted for conversion - Indicated
Merlin Mineral Resource - Inferred
Merlin Mineral Resource - Indicated
Silicon Mineral Resource- Measured & Indicated
Silicon Mineral Resource- Inferred
Merlin Exploration Potential Upside

Exclusive Mineral Resource is the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied. Refer to "2025 Mineral Resource and Mineral Reserve Information" in the Company's Earnings Release for the three months and year ended 31 December 2025. Rounding of numbers may result in computational discrepancies in the Mineral Resource and Mineral Reserve tabulations. Potential exploration upside is based upon exploration results and there is no certainty that it will be realised. The Mineral Resource is subject to further exploration, development and risks, and no assurance can be given that all or any portion of the Mineral Resource will eventually convert to Mineral Reserve. Conversion of Mineral Resource to Mineral Reserve could differ from management estimates and any deviations may be significant. Refer to the Mineral Resource and Mineral Reserve information in this presentation.

FINANCIAL REVIEW



RELIABLY CONVERTING HIGHER GOLD PRICE INTO CASH FLOWS AND SHAREHOLDER RETURNS

$2,908m

▲204% from 2024

Free Cash Flow*

**Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for the three months and year ended 31 December 2025 for definitions and reconciliations.*

MACROECONOMIC FACTORS | INDUSTRY CONTEXT

GOLD CONTINUED TO OUTPACE MOST MAJOR ASSET CLASSES, FULLY UNHEDGED

Pricing | Group Average Gold Price Received*
($/oz)



2024
2,394
2025
3,468

Pricing | Average Oil Price ($/bbl)



2024
80
76
2025
68
65
Brent Crude $bbl
Oil Price WTI

Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for the three months and year ended 31 December 2025 for definitions and reconciliations.

Inflation and Exchange Rates

Inflation and Exchange Rates	2025		2024	
	Local CPI[(1)]	Local FX: US$[(2)]	Local CPI[(1)]	Local FX: US$[(2)]
USA	▼ 2.7%		2.9%	
Ghana	▼ 5.4%	▲ 13.3%	23.8%	(25.6%)
Argentina	▼ 31.5%	▲ (35.8%)	117.8%	(210.2%)
Australia	▲ 3.3%	▼ (2.3%)	2.4%	(0.7%)
Tanzania	▲ 3.6%	▲ 2.8%	3.1%	(7.9%)
Guinea	▼ 3.3%	▼ (1.2%)	6.4%	(0.3%)
Egypt	▼ 12.3%	▲ (8.6%)	24.1%	(47.6%)
Brazil	▼ 4.3%	▲ (3.7%)	4.8%	(7.9%)
Colombia	▼ 5.1%	▼ 0.5%	5.2%	5.9%

Information sourced from Bloomberg and not always up to current reporting date
[(1)] Percentage change in respective index (CPI – Consumer Price Index)
[(2)] Percentage variance of annual FX rate (FX – Foreign Exchange)

GROUP OPERATING RESULTS | 2025

ANOTHER STRONG PERFORMANCE FROM MANAGED OPERATIONS

Salient Features	2025	2024	y-o-y Δ
Gold production - Group (koz)	**3,091**	2,661	16%
Gold production - Managed operations (koz)	**2,788**	2,352	19%
Total cash costs* - Group ($/oz)	**1,242**	1,157	7%
Total cash costs* - Managed operations ($/oz)	**1,252**	1,187	5%
AISC* - Group ($/oz)	**1,709**	1,611	6%
AISC* - Managed operations ($/oz)	**1,751**	1,672	5%

All gold production and gold sold metrics are stated on a consolidated basis for managed operations and on an attributable basis for non-managed joint ventures, unless otherwise stated.
Total cash costs $1,252/oz for managed operations and $1,148/oz for non-managed joint ventures in 2025; $1,187/oz for managed operations and $935/oz for non-managed joint ventures in 2024.*
AISC $1,751/oz for managed operations and $1,317/oz for non-managed joint ventures in 2025; $1,672/oz for managed operations and $1,146/oz for non-managed joint ventures in 2024.*
**Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for the three months and year ended 31 December 2025 for definitions and reconciliations.*

GROUP FINANCIAL RESULTS | 2025

SIGNIFICANT CASH FLOW AND EARNINGS LEVERAGE

Measure	2025	2024
Average Gold Price Received*	$3,468/oz	▲ $2,394/oz
Adjusted EBITDA*	$6,294m	▲ $2,747m
Basic Earnings	$2,636m	▲ $1,004m
Headline Earnings**	$2,725m	▲ $954m
Capital Expenditure - Group	$1,600m	▲ $1,215m
Net Cash Flow from Operating Activities	$4,784m	▲ $1,968m
Free Cash Flow*	$2,908m	▲ $956m
Adjusted Net (Cash) Debt*	$(879m)	$567m

*Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for the three months and year ended 31 December 2025 for definitions and reconciliations.

**The financial measures “headline earnings (loss)” and “headline earnings (loss) per share” are not calculated in accordance with IFRS® Accounting Standards, but in accordance with the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA), at the request of the Johannesburg Stock Exchange Limited (JSE). These measures are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the SEC applicable to the use and disclosure of Non-GAAP financial measures.

PERFORMANCE VS GUIDANCE | 2025

GROWING MARGINS AND SHAREHOLDER RETURNS


Gold Production (koz)


Group Costs (1) ($/oz)


Group Capital Expenditure (1) ($m)

		2025 Guidance	2025 Achieved	Performance Drivers
Gold Production (koz)	Group	2,900 – 3,225	3,091	*Strong mining execution across operations supported by improved grades and plant recoveries*
Group Costs [1] ($/oz)	All-in sustaining costs	1,580 – 1,705	1,709	*Higher royalty costs linked to the stronger average gold price ($3,468/oz) vs budgeted gold price ($2,650/oz), inflationary pressures, partly offset by weaker currencies against the US dollar*
	Total cash costs	1,125 – 1,225	1,242	
Group Capital Expenditure [1] ($m)	Total capital	1,620 – 1,770	1,600	*Continued investment in the Group's long-term growth and sustainability*
	Sustaining capital	1,085 – 1,185	1,141	*Enhanced investment in Mineral Reserve Development, alongside Full Asset Potential Initiatives*
	Non-sustaining capital	535 - 585	459	*Timing of spend in Growth capital investment across key sites*

[1] The Company is not providing quantitative reconciliations to the most directly comparable IFRS measures for its Non-GAAP financial guidance shown above in reliance on the exception provided by Rule 100(a)(2) of Regulation G because the reconciliations cannot be performed without unreasonable efforts as such IFRS measures cannot be reliably estimated due to their dependence on future uncertainties and adjusting items, including, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics, and other business and operational risks and challenges and other factors, including mining accidents, that the Company cannot reasonably predict at this time but which may be material. Economic assumptions for 2025 guidance are as follows: $0.65/A$, BRL5.88/$, AP1,099/$, ZAR18.00/$ and Brent $75/bbl.

Cost and capital forecast ranges for 2025 are expressed in "nominal" terms. "Nominal" cash flows are current price term cash flows that have been inflated into future value, using an appropriate "inflation" rate. Estimates assume neither operational or labour interruptions or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by AngloGold Ashanti's external auditors. Other unknown or unpredictable factors, or factors outside the Company's control, including inflationary pressures on its cost base, could also have material adverse effects on AngloGold Ashanti's future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at AngloGold Ashanti's operations together with AngloGold Ashanti's business continuity plans aim to enable its operations to deliver in line with its production targets. Actual results could differ from guidance and any deviations may be significant. Please refer to the Risk Factors section in AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2024 filed with the SEC.

BUSINESS COST PERFORMANCE

STRONG CASH COST PERFORMANCE FROM MANAGED OPS DESPITE INFLATION AND SIGNIFICANT ROYALTY INCREASE

Total Cash Costs* - 2025 vs 2024 ($/oz)



Market driven
Normalised
Controllable
+7%
-1%
1,157
40
67
3
-24
1,243
12
-4
1,251
12
-21
1,242
2024
Inflation
Royalty
Fuel price
Exchange
Flex Cost
Siguiri plant stoppage
Tropicana Rainfall
Normalised
Non-managed
Managed
2025

Total cash costs $1,252/oz for managed operations and $1,148/oz for non-managed joint ventures in 2025; $1,187/oz for managed operations and $935/oz for non-managed joint ventures in 2024.*
AISC $1,751/oz for managed operations and $1,317/oz for non-managed joint ventures in 2025; $1,672/oz for managed operations and $1,146/oz for non-managed joint ventures in 2024.*
**Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for the three months and year ended 31 December 2025 for definitions and reconciliations.*

STRONG FREE CASH FLOW* GENERATION

HIGHER GOLD PRICE AND IMPROVED MARGINS FLOW TO THE BOTTOM LINE

Free cash flow* – 2025 vs 2024 ($m)



956
3,013
1,044
80
45
-790
-564
-359
-517
2,908
2024
Price
Sales Volume
Working capital
Receipts from Kibali
Ops Cost
Taxes
Capital
Dividends pd to non-controlling shareholders
2025

**Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for the three months and year ended 31 December 2025 for definitions and reconciliations.*
***Includes dividends received and loan repayments.*

STRATEGIC CAPITAL ALLOCATION DISCIPLINE

▶ **Cumulative cash dividends paid to shareholders (2021 to 2025): $2.7bn**

2025 Operating cash flow allocation



Dividends to NCI
$588m
Dividends Declared
$1,804m
Balance Sheet Strength
$953m
~$4.945bn#
Non-sustaining Capital*
$459m
Sustaining Capital*
$1,141m

Returning ~62% of free cash flow* to shareholders in 2025 through dividends**

** Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for the three months and year ended 31 December 2025 for definitions and reconciliations.*
***Based on dividends declared*
 # Includes net cash from operating activities of $4,784m and repayment of loans advanced to joint ventures of $161m

GUIDANCE | 2026 – 2027

GROWING MARGINS AND SHAREHOLDER RETURNS

		Updated 2026 Guidance	2027 Guidance
Gold production (koz)	**Group**	**2,800 – 3,170**	**2,850 – 3,220**
	Managed operations	2,530 – 2,860	
	Non-managed operations	270 – 310	
	Africa	1,890 – 2,150	
	Australia	495 – 555	
	Americas	415 – 465	
Costs (1) ($/oz)	**Group All-in sustaining costs**	**1,780 – 1,990**	**1,780 – 1,990**
	Managed operations	1,825 – 2,050	
	Non-managed operations	1,355 – 1,460	
	Africa	1,780	
	Australia	2,100	
	Americas	1,725	
	Group Total cash costs	**1,315 – 1,430**	**1,315 – 1,430**
	Managed operations	1,335 – 1,455	
	Non-managed operations	1,135 – 1,225	
	Africa	1,300	
	Australia	1,815	
	Americas	1,190	
Capital Expenditure (1) ($m)	**Group Total capital expenditure**	**1,825 – 1,975**	**2,000 – 2,200**
	Managed operations	1,640 – 1,770	
	Non-managed operations	185 – 205	
	Group Sustaining capital expenditure	**1,040 – 1,140**	**1,040 – 1,140**
	Managed operations	985 – 1,075	
	Non-managed operations	55 – 65	
	Group Non-sustaining capital expenditure	**785 - 835**	**960 – 1,060**
	Managed operations	655 – 695	
	Non-managed operations	130 – 140	

(1) The Company is not providing quantitative reconciliations to the most directly comparable IFRS measures for its Non-GAAP financial guidance shown above in reliance on the exception provided by Rule 100(a)(2) of Regulation G because the reconciliations cannot be performed without unreasonable efforts as such IFRS measures cannot be reliably estimated due to their dependence on future uncertainties and adjusting items, including, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics, and other business and operational risks and challenges and other factors, including mining accidents, that the Company cannot reasonably predict at this time but which may be material. Outlook economic assumptions for 2026 guidance are as follows: $0.68/A$, BRL5.47/$, AP1,606/$, ZAR16.90/$, Brent $61/bbl and gold price of approximately $4,250/oz. Outlook economic assumptions for 2027 guidance are as follows: $0.68/A$, BRL5.47/$, AP1,606/$, ZAR16.90/$, Brent $61/bbl and gold price of approximately $4,250/oz.

Cost and capital forecast ranges for 2026 are expressed in "nominal" terms. "Nominal" cash flows are current price term cash flows that have been inflated into future value, using an appropriate "inflation" rate. Cost and capital forecast ranges for 2027 are expressed in "real" terms. "Real" cash flows are adjusted for "inflation" in order to reflect the change in value of money over time. Estimates assume neither operational or labour interruptions or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by AngloGold Ashanti's external auditors. Other unknown or unpredictable factors, or factors outside the Company's control, including inflationary pressures on its cost base, could also have material adverse effects on AngloGold Ashanti's future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at AngloGold Ashanti's operations together with AngloGold Ashanti's business continuity plans aim to enable its operations to deliver in line with its production targets. Actual results could differ from guidance and any deviations may be significant. Please refer to the Risk Factors section in AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2024 filed with the SEC.

LOOKING AHEAD

DISCIPLINED IN DELIVERY, DISTINCT IN STRATEGY AND AN ATTRACTIVE ENTRY POINT.



Arthur Gold Project , Nevada

2026 FOCUS AREAS | DISCIPLINED EXECUTION

LASER FOCUSED ON MAINTAINING COST DISCIPLINE

Total Cash Costs – Protecting Margins

- Full Asset Potential to offset inflationary pressures
- Increase production share from Tier One assets
- Active portfolio Management

Sustaining Capital – Protecting the Core

- Appropriately capitalised assets for safe, sustainable operations
- Advance Mineral Reserve Development to improve flexibility
- Continued mineral reserve replacement and growth

Growth Capital – Disciplined, High Return Expansion

- Major long-term growth projects in Nevada
- Create flexibility for life extension, brownfield growth
- Short-cycle, high-return organic projects to strengthen portfolio

MAINTAIN AND IMPROVE LICENSE TO OPERATE



BROWNFIELD GROWTH | PROJECTS UNDER INVESTIGATION

STUDIES UNDERWAY ON CAPITAL EFFICIENT BROWNFIELD GROWTH PROJECTS - DETAIL TO FOLLOW IN H2 2026


Geita, Tanzania

Geita ~100koz/pa	• Advancing plant expansion evaluation • Ongoing exploration to unlock underground and open pit upside
Sukari ~100koz/pa	• **Mining expansion:** new portal, fleet upgrade, accelerated stripping • **Processing:** new adsorption tank, gravity circuit to improve recovery
Cuiabá	• Extend life through reserve conversion, infrastructure upgrades • Increase plant throughput via Line 2 refurbishment • Higher ore feed from satellite operations
Siguiri	• Options include - combine pits, expand fleet, transitioning plant to 12mtpa full fresh rock feed

Targeting low risk, high margin organic growth over the next two to three years

CONCLUSION | RE-RATING GAINS MOMENTUM, MORE TO COME

SUPERIOR YIELDS IN THE MARKET'S MOST ATTRACTIVE VALUATION QUADRANT



High Return, Attractive Multiple
High Return, Premium Valuation
Low Return, Discounted Valuation
Low Return, Premium Valuation
Avg. 6.6x
Avg. 8.0%
AGA
Bubble size: Dividend Yield, AGA NTM 4.0%
Target Zone
Free Cash Flow Yield (NTM)
10%
9%
8%
7%
6%
5%
4%
4.0x
4.5x
5.0x
5.5x
6.0x
6.5x
7.0x
7.5x
8.0x
8.5x
9.0x
EV/EBITDA (NTM)

Visible Alpha data for the next twelve months (NTM) – 19 February 2026
Company reports, Grey bubbles represent the Peer group: Agnico-Eagle, Barrick, Gold Fields, Kinross and Newmont

Superior cash flow and dividend yields, disciplined execution, and an attractive valuation position
AngloGold Ashanti for continued outperformance

ANGLOGOLDASHANTI

www.anglogoldashanti.com

ANDREA MAXEY
Telephone: +61 08 9435 4603
Mobile: +61 400 072 199
amaxey@aga.gold

YATISH CHOWTHEE
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
yrchowthee@aga.gold

INVESTOR RELATIONS
General e-mail enquiries

investors@aga.gold

APPENDIX A | ALL-IN SUSTAINING COSTS

FULL YEAR ENDED DECEMBER 2025

ALL-IN SUSTAINING COSTS	Geita	Sukari	Obuasi	Tropicana	AngloGold Ashanti Mineração	Projects	Sub-total	Kibali	Tier 1	Sunrise Dam	Siguiri	Iduapriem	Cerro Vanguardia	Tier 2	Serra Grande	Other	Corporate and other [2]	Non-managed joint ventures	Managed operations	Group Total [3]
Cost of sales	773	789	458	527	391	-	2,938	432	3,370	442	591	424	441	1,898	139	139	47	432	5,022	5,454
By-product revenue	(4)	(4)	(1)	(4)	(18)	-	(31)	(2)	(33)	(2)	-	-	(130)	(132)	-	-	-	(2)	(163)	(165)
Realised other commodity contracts	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Amortisation of tangible, intangible and right of use assets	(256)	(379)	(87)	(113)	(105)	-	(940)	(107)	(1,047)	(67)	(64)	(113)	(68)	(312)	(30)	(30)	(5)	(107)	(1,287)	(1,394)
Adjusted for decommissioning and inventory amortisation	(1)	-	(1)	-	(1)	-	(3)	-	(3)	1	-	-	(3)	(2)	-	-	-	-	(5)	(5)
Corporate administration, marketing and related expenses	-	-	-	-	-	3	3	-	3	-	-	-	-	-	-	-	135	-	138	138
Lease payment sustaining	21	3	-	21	23	2	70	(1)	69	15	5	6	-	26	8	8	2	(1)	106	105
Sustaining exploration and study costs	9	-	1	-	1	1	12	-	12	2	10	4	6	22	-	-	-	-	34	34
Total sustaining capital expenditure	218	145	174	35	119	3	694	71	765	87	85	101	64	337	37	37	2	71	1,070	1,141
All-in sustaining costs [4]	760	554	544	467	410	8	2,743	393	3,136	478	627	421	309	1,835	154	154	182	393	4,914	5,307
Gold sold - oz (000)	499	507	269	309	272	-	1,856	298	2,154	230	289	201	178	898	53	53	-	298	2,807	3,105
All-in sustaining costs per ounce - $/oz [1]	1,525	1,094	2,026	1,508	1,506	-	1,478	1,317	1,456	2,078	2,165	2,096	1,726	2,040	2,951	2,951	-	1,317	1,751	1,709

[1] In addition to the operational performances of the mines, "all-in sustaining costs per ounce" and "total cash costs per ounce" are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports "all-in sustaining costs per ounce" calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports "total cash costs per ounce" calculated to the nearest US dollar amount and gold produced in ounces. Costs per ounce may not be calculated based on amounts presented in this table due to rounding.
[2] Corporate and other includes non-gold producing managed operations and comprises Corporate, Africa other, Australia other and Americas other.
[3] Total including equity-accounted non-managed joint ventures.
[4] "Total cash costs per ounce" and "all-in sustaining costs per ounce" may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

APPENDIX B | TOTAL CASH COSTS

FULL YEAR ENDED DECEMBER 2025

TOTAL CASH COSTS	Geita	Sukari	Obuasi	Tropicana	AngloGold Ashanti Mineração	Sub-total	Kibali	Tier 1	Sunrise Dam	Siguiri	Iduapriem	Cerro Vanguardia	Tier 2	Serra Grande	Other	Corporate and other (2)	Non-managed joint ventures	Managed operations	Group Total (3)
Cost of sales	773	789	458	527	391	2,938	432	3,370	442	591	424	441	1,898	139	139	47	432	5,022	5,454
- By-product revenue	(4)	(4)	(1)	(4)	(18)	(31)	(2)	(33)	(2)	-	-	(130)	(132)	-	-	-	(2)	(163)	(165)
- Inventory change	3	(12)	(4)	(5)	-	(18)	8	(10)	3	-	(3)	(4)	(4)	1	1	-	8	(21)	(13)
- Amortisation of tangible assets	(234)	(377)	(87)	(89)	(86)	(873)	(106)	(979)	(52)	(59)	(107)	(68)	(286)	(24)	(24)	(3)	(106)	(1,186)	(1,292)
- Amortisation of right of use assets	(22)	(2)	-	(24)	(19)	(67)	(1)	(68)	(15)	(5)	(6)	-	(26)	(6)	(6)	(1)	(1)	(100)	(101)
- Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1)	-	(1)	(1)
- Rehabilitation and other non-cash costs	(6)	(3)	(13)	-	-	(22)	17	(5)	4	(11)	(13)	(18)	(38)	5	5	(1)	17	(56)	(39)
- Retrenchment costs	-	-	-	-	(1)	(1)	-	(1)	-	-	-	(1)	(1)	(1)	(1)	-	-	(3)	(3)
Total cash costs (4)	510	391	353	406	266	1,926	348	2,274	379	516	295	220	1,410	115	115	40	348	3,491	3,839
Gold produced - oz (000)	492	500	266	305	273	1,836	303	2,139	232	289	199	179	899	53	53	-	303	2,788	3,091
Total cash costs per ounce - $/oz (1)	1,038	783	1,325	1,330	976	1,049	1,148	1,063	1,634	1,783	1,482	1,227	1,567	2,165	2,165	-	1,148	1,252	1,242

(1) In addition to the operational performances of the mines, "all-in sustaining costs per ounce" and "total cash costs per ounce" are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports "all-in sustaining costs per ounce" calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports "total cash costs per ounce" calculated to the nearest US dollar amount and gold produced in ounces. Costs per ounce may not be calculated based on amounts presented in this table due to rounding.
(2) Corporate and other includes non-gold producing managed operations and comprises Corporate, Africa other, Australia other and Americas other.
(3) Total including equity-accounted non-managed joint ventures.
(4) "Total cash costs per ounce" and "all-in sustaining costs per ounce" may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

APPENDIX C | ADJUSTED EBITDA

ADJUSTED EBITDA US Dollar million, except as otherwise noted	Quarter ended Dec 2025 Unaudited	Quarter ended Dec 2024 Unaudited	Year ended Dec 2025 Unaudited	Year ended Dec 2024 Unaudited
Adjusted EBITDA [1]				
Profit before taxation	**1,444**	698	**4,276**	1,672
Add back:				
Finance costs and unwinding of obligations	**54**	41	**220**	167
Finance income	**(38)**	(38)	**(152)**	(160)
Amortisation of tangible, right of use and intangible assets	**422**	238	**1,287**	752
Other amortisation	**8**	(4)	**8**	(3)
Associates and joint ventures share of amortisation, interest, taxation and other	**160**	109	**452**	307
EBITDA	**2,050**	1,044	**6,091**	2,735
Adjustments:				
Foreign exchange and fair value adjustments	**(16)**	(68)	**41**	1
Care and maintenance costs	**9**	(28)	**27**	51
Retrenchment and related costs	**22**	8	**47**	17
Impairment (reversal of impairment), derecognition of assets and (profit) loss on disposal	**110**	(72)	**88**	(58)
Joint ventures share of costs	**-**	-	**-**	1
Adjusted EBITDA	**2,175**	884	**6,294**	2,747

[1] *EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.*
Rounding of figures may result in computational discrepancies.

ADJUSTED NET DEBT (CASH) [1]

US Dollar million, except as otherwise noted	As at Dec 2025 Unaudited	As at Dec 2024 Unaudited
Borrowings - non-current portion	**2,025**	1,901
Borrowings - current portion	**19**	83
Lease liabilities - non-current portion	**155**	65
Lease liabilities - current portion	**59**	76
Total borrowings	**2,258**	2,125
Less: Cash and cash equivalent, net of bank overdraft	**(2,882)**	(1,397)
Net debt (cash)	**(624)**	728
Adjustments:		
IFRS 16 lease adjustments	**(204)**	(126)
Unamortised portion of borrowing costs	**16**	26
Cash restricted for use	**(67)**	(61)
Adjusted net debt (cash)	**(879)**	567
Adjusted net debt (cash) to Adjusted EBITDA ratio	**(0.14):1**	0.21:1
Total borrowings to profit before taxation	**0.53:1**	1.27:1

[1] Net debt (cash) (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.
(Rounding of figures may result in computational discrepancies.

APPENDIX E | FREE CASH FLOW

FREE CASH FLOW

US Dollar million, except as otherwise noted	Quarter ended Dec 2025 Unaudited	Quarter ended Dec 2024 Unaudited	Year ended Dec 2025 Unaudited	Year ended Dec 2024 Unaudited
Net cash flow from operating activities [1]	**1,622**	690	**4,784**	1,968
Repayment of loans advanced to joint ventures	**84**	10	**161**	149
Dividends paid to non-controlling interests	**(202)**	(65)	**(588)**	(71)
Operating cash flow	**1,504**	635	**4,357**	2,046
Capital expenditure on tangible and intangible assets	**(454)**	(333)	**(1,449)**	(1,090)
Free cash flow	**1,050**	302	**2,908**	956

[1] *Includes working capital movements as per table below.*

(Increase) decrease in inventories	**(22)**	(55)	**(57)**	(78)
(Increase) decrease in trade receivables	**(38)**	(61)	**(219)**	(182)
(Decrease) increase in trade payables	**88**	(7)	**102**	6
	28	(123)	**(174)**	(254)

Rounding of figures may result in computational discrepancies.

APPENDIX E | FREE CASH FLOW - SUKARI

FREE CASH FLOW

US Dollar million, except as otherwise noted	Quarter ended Dec 2025 Unaudited	Quarter ended Dec 2024 Unaudited	Year ended Dec 2025 Unaudited	Year ended Dec 2024 Unaudited
Net cash flow from operating activities [1]	**370**	79	**1,284**	79
Dividends paid to non-controlling interests	**(183)**	(62)	**(547)**	(62)
Operating cash flow	**187**	17	**737**	17
Capital expenditure on tangible and intangible assets	**(78)**	(20)	**(262)**	(20)
Free cash flow	**109**	(3)	**475**	(3)

[1] *Includes working capital movements as per table below.*

(Increase) decrease in inventories	**1**	5	**21**	5
(Increase) decrease in trade receivables	**(36)**	10	**(66)**	10
(Decrease) increase in trade payables	**15**	(14)	**(3)**	(14)
	20	1	**(48)**	1

Rounding of figures may result in computational discrepancies.

APPENDIX E | FREE CASH FLOW - OBUASI

FREE CASH FLOW

US Dollar million, except as otherwise noted	Year ended Dec 2025 Unaudited	Year ended Dec 2024 Unaudited
Net cash flow from operating activities [1]	**549**	227
Operating cash flow	**549**	227
Capital expenditure on tangible and intangible assets	**(209)**	(202)
Free cash flow	**340**	25

[1] *Includes working capital movements as per table below.*

(Increase) decrease in inventories	**-**	(6)
(Increase) decrease in trade receivables	**(20)**	(6)
(Decrease) increase in trade payables	**3**	(4)
	(17)	(16)

Rounding of figures may result in computational discrepancies.

APPENDIX F | FREE CASH FLOW MARGIN

FREE CASH FLOW MARGIN US Dollar million, except as otherwise noted	Quarter ended Dec 2025 Unaudited	Quarter ended Dec 2024 Unaudited	Year ended Dec 2025 Unaudited	Year ended Dec 2024 Unaudited
Free cash flow (refer to Appendix E)	**1,050**	302	**2,908**	956
Dividends paid to non-controlling interests	**202**	65	**588**	71
Free cash flow before dividends paid to non-controlling interests	**1,252**	367	**3,496**	1,027
Gold income	**3,023**	1,716	**9,730**	5,673
Free cash flow margin	**41%**	21%	**36%**	18%